FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey House, 2 Triton Square, Regent’s Place
London NW1 3AN, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Abbey National plc

2. Name of shareholder having a major interest

Brandes Investment Partners LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of the

Approximately 365 custodian banks unaffiliated with 2 above the names of which are not disclosed.

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary shares of 10 p each

10. Date of transaction

10 March 2004

11. Date company informed

25 March 2004

12. Total holding following this notification

48,714,831

Of the holding, 29,203,684 ordinary shares of 10p each are held in the form of 14,601,842 American Depositary Receipts (one American Depositary Receipt represents two ordinary shares of 10p each).

13. Total percentage holding of issued class following this notification

3.33%

14. Any additional information

15. Name of contact and telephone number for queries

Jason Wright 0207 756 4767

16. Name and signature of authorised company official responsible for making this notification

Jason Wright

Date of notification

26 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 26 March 2004
By: /s/ Jason Wright Jason Wright Abbey Secretariat